CrowdCheck Law LLP
700 12 Street, Suite 700
Washington, DC 20005

James Lopez

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

May 11, 2022

Re:	Here Collection LLC
Offering Statement on Form 1-A Post-Qualification Amendment No. 2
Filed April 21, 2022
File No. 024-11750

Dear Mr. Lopez:

We acknowledge receipt of comments in your letter of May 2, 2022 regarding Post-Qualification Amendment No. 2 to the Offering Statement of Here Collection LLC (the “Company”), which we have set out below together with our responses.

Post-Qualification Amendment No. 2 filed April 21, 2022

General

1.	We note your response to our comment 2 and that you have not reflected proposed acquisitions of the properties to be acquired by Series #2, Series #3, Series #4 and Series #5. Please tell us how you determined it was unnecessary to reflect the impact to the pro forma balance sheet for the proposed acquisitions and the impact to the pro forma income statement for depreciation expense, interest expense, etc. Reference is made to Rule 8-05 of Regulation S-X.

The Company has included in its Offering Circular unaudited pro forma combined financial statements as of and for the period from the Company’s inception through December 31, 2021.

2.	We note your response to comment 3 and revised disclosure in Summary and elsewhere regarding expenses and fees to be paid to affiliates. We also note the disclosure on your website stating that you intend to make cash distributions quarterly on or before the 15th day of the start of a new quarter. Please revise risk factors and Distributions on page 38 to highlight that you and Here determined the various fees internally without any independent assessment of comparable market fees, and as a result, they may be higher than those available from unaffiliated third parties. To provide clear disclosure of the amount of fees to be paid prior to any distributions for each of Series #1 through #5, please provide an illustrative example quantifying fees to be paid to affiliates and others prior to any cash distributions to investors and including disclosure of the underlying assumptions. For example, assumptions should be provided for the anticipated expenses and time period for the anticipated gross receipts, as well as the offering proceeds raised during such time period.

The Company has revived its disclosure as requested by the Staff.

Here Collection LLC Financial Statements

Notes to the Financial Statements

Note 6 - Property Acquisition, page F-11

3.

We note your response to our comment 2 and your revision to your filing to include pro forma financial information in your footnotes. Please revise your filing to move such pro forma financial information outside of the issuer's historical financial statement footnotes. Please refer to Rule 11-02(a)(12)(i) of Regulation S-X

The Company has revised its historical financial statements as requested by the Staff.

If you have additional comments or questions, please feel free to contact me at heidi@crowdchecklaw.com.

Sincerely,

/s/ Heidi Mortensen

Heidi Mortensen
Counsel
CrowdCheck Law LLP

cc:	Ronald (Ron) E. Alper, Securities and Exchange Commission Robert Telewicz, Securities and Exchange Commission Jennifer Monick, Securities and Exchange Commission Andrew Stephenson, CrowdCheck Law LLP